September 14, 2005
Linda Cvrkel, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
RE: Delphi Corporation — Commission File no: 1-14787 —
Form 10-K for the year ended December 31, 2004
Dear Ms. Cvrkel:
This letter responds to your letter, dated August 30, 2005, relating to comments of the Staff of the Securities and Exchange Commission for the above-referenced filing. For ease of reference the letter repeats the comment of the Staff in bold above our response. We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Note 20. Quarterly Data (Unaudited), page 102
1. According to the table included on page 102, we note that net loss for the quarter ended December 31, 2004 was significantly higher than any other quarterly period presented in the table. Further, we also note that according to your disclosures provided in note 6 of your consolidated financial statements (page 76), your 2004 net loss of $4,840 was largely attributed to the increase in your valuation allowance on deferred tax assets of $4,371 million, of which $4,667 million was recorded as income tax expense. We note this was due to your belief that you could no longer support the realization of such assets under SFAS No. 109. In this regard, please explain in greater detail the facts and circumstances which evidently lead you to believe that you were no longer able to support the realization of your deferred tax assets and tell us the reason(s) why you believe that recognition of the increase in allowance was appropriate in the quarter ended December 31, 2004 rather than an earlier period. Also, tell us your policy with respect to how often you evaluate your valuation allowance for changes in circumstance(s) which result in a change in the realizability of the related deferred tax asset in future periods. If you evaluate your valuation allowance on an annual basis, please tell us why you believe such basis is appropriate and adequate.
As required by SFAS 109, paragraph 17, Delphi computes deferred tax assets and liabilities at each balance sheet reporting date, including consideration regarding the need for a valuation allowance against our deferred tax assets (paragraph 17 e. below)
e. Reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.
Delphi’s evaluation of the need for a valuation allowance against its deferred tax assets is performed by taxing jurisdiction on an annual basis in the fourth quarter of each year. Additionally, Delphi considers at each interim reporting date whether circumstances including the current and projected
5725 Delphi Drive       Troy, Michigan 48098-2815 USA

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005

financial results for the operations have changed such that reconsideration of the recoverability of its deferred tax assets is required. As described in Note 6. Income Taxes to Delphi’s Consolidated Financial Statements as of December 31, 2004 (page 78 of Delphi’s 2004 Annual Report on Form 10-K), valuation allowances are provided against deferred tax assets, when based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. As described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies and Critical Accounting Estimates (page 50 of Delphi’s 2004 Annual Report on Form 10-K), the primary basis for the conclusion on the recoverability of deferred tax assets was the forecast of taxable earnings in the related tax jurisdiction. Based on this process, in May 2005, we determined that a 100% valuation allowance was required for our U.S. net deferred tax assets as of December 31, 2004.
Our consideration of the recoverability of U.S. deferred tax assets includes review and analysis of positive and negative evidence as defined by SFAS No. 109 to determine whether a valuation allowance is necessary and if so, what amount. The primary reason for our conclusion that a valuation allowance was required as of December 31, 2004 is Delphi’s current and expected future operating performance in the U.S. Delphi experienced losses in 2004 in excess of previous years (see table summary below) and the future outlook indicates losses will remain at similar or greater levels for the near future based on Delphi’s current cost structure and GMNA (General Motors North America) production volume forecasts which began to deteriorate in the second half of 2004 and which deterioration sharply accelerated in 2005. Our own projections are confirmed by independent forecasts for future years of GMNA production which are flat to declining with 2005 volumes (see Summary of DRI (third party service which publishes expected production volumes for the automotive sector) forecasts of GMNA volumes for 2006-2008 set forth in the table on page 5 of this letter). We concluded that a 100% valuation allowance was required for the U.S. deferred tax assets because based on Delphi’s current operating environment in the U.S. we can not predict when Delphi will return to profitability such that all or a portion of the U.S. deferred tax assets will be recoverable.
Since the December 31, 2004 financial statements had not been issued when the significant change in the outlook of the Company’s U.S. operations in early 2005 occurred, it was considered a Type I subsequent event as defined by SAS No. 1, section 560:
.03 The first type consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence. ...
Therefore we determined that the valuation allowance against the U.S. deferred tax assets should be recorded as of December 31, 2004.
Supplemental Information
Delphi’s consideration of negative evidence (as defined by paragraph 23 of SFAS 109) for valuation allowances of its U.S. deferred tax assets for 2002 through 2004 is included in the chart on page 3 of this letter. This chart shows a significant change in negative evidence from 2003 to 2004, which primarily related to a significant decline in the expected future operating performance of the Company in the U.S. During the first quarter of 2005 GMNA significantly reduced its 2005 production plans (by approximately 10% as shown in the chart on page 5 of this letter). Furthermore, DRI’s outlook for future years’ GMNA production declined by similar amounts. We believe this decline is partly in response to GMNA’s reliance on large SUV’s and pick-up trucks and the increase in gas prices. Given the fact that a significant portion of Delphi’s current cost structure is fixed due to contractual obligations to our hourly employees, this volume decline will reduce revenue in excess of the reduction in costs and will therefore result in additional U.S. losses for Delphi. Considering the significant

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005

decline in GMNA volume for 2005 and the uncertainty regarding these volumes for 2006-2007, the projected taxable income for 2005-2007 and future periods significantly declined such that it was no longer more likely than not that Delphi would recover future deductions for employee benefit payments and utilize net operating loss carryforwards (NOLs) within the expiration period for these carryforwards. In addition, we also considered practice guidance from our independent auditor’s research tool, which discourages companies with cumulative losses in recent years from assuming future operating performance different from the company’s recent operating history.
A significant portion of Delphi’s deferred tax assets are attributable to future tax deductions related to payments of other postretirement benefits, most of which will not be paid (and thereby become deductible for income tax purposes) until more than 20 years into the future. The senior management team at Delphi is currently working to address the lack of profitability in the U.S. operations driven by the inability of the Company to adjust its fixed cost structure in response to sharply lower volumes in the very near term but we are unable to predict whether these efforts will be successful. Since we do not have objectively verifiable evidence (such as provided for in paragraph 24 of SFAS 109) to support a projection of taxable income in the foreseeable future sufficient to utilize tax deduction in future years, Delphi has concluded that it is no longer more likely than not that the deferred tax assets, even those with a term beyond 20 years will be realized.
The following chart provides an analysis of the extent to which negative evidence existed at the financial statement dates for December 31, 2002, 2003 and 2004.
Consideration of Negative Evidence for Valuation Allowance on U.S. Deferred Tax Assets

Negative Evidence
(as defined by par. 23 FAS 109)		2002	2003	2004

1.	Cumulative losses in recent years (commonly considered to be the current year and two proceeding years)	No	Yes, but only due to restructuring charges*	Yes

2.	A history of operating losses or tax credit carryforwards expiring unused	No	No	No

3.	Losses expected in early future years (by a presently profitable entity)	No	No (early future years expected to be near break even)	Yes

4.	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years	n/a	n/a	n/a

5.	A carryback, carryforward period so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in single year or (2) the entity operates in a traditionally cyclical business	No	Yes- we recorded a 100% valuation allowance for U.S. deferred tax assets related to carryforwards with expirations of 5 years or less	The conclusion for 2004 was that all net deferred tax assets required a 100% valuation allowance

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005

The consideration of cumulative losses in recent years was based on the following financial information:

			Restated
	U.S. pre-tax		U.S. pre-tax		Pro Forma
	income	Effects of	income	Restructuring	U.S. pre-tax
Year	(loss)	Restatement	(loss)	Charges*	Income (loss)
1999	$1,349	$(58)	$1,291	$—	$1,291
2000	1,319	(404)	915	—	915
2001	(657)	(145)	(802)	775	(27)
2002	188	(52)	136	243	379
2003	(717)	54	(662)	606	(56)
2004	(1,177)	(151)	(1,328)	708	(602)
*The Company followed guidance set forth in the Deloitte Accounting Manual — Income Taxes, Question No. FASB 109: 23-6 which says:
“...any items included in the three year historical amounts or pretax income or loss from continuing operations that are nonrecurring in nature are also excluded because their effects are also not indicative of future operations. Examples of nonrecurring items that are typically excluded include: one-time restructuring charges that permanently remove fixed costs from future cash flows ...”
The basis for Delphi’s consideration of losses in early future years is the Delphi budget and business plan (“BBP”). The BBP is developed based on DRI projections of production volumes. Delphi’s U.S. operations are significantly impacted by GMNA production volume since most of our U.S. business is with General Motors. The following chart shows how GMNA production volume was estimated by DRI (for use in our BBP for 2004-2006 developed in late 2003 and BBP for 2005-2007 developed in late 2004). It also shows how those estimates for the future years changed over time and compared to actual production. Specifically in the latter part of 2004, the negative trend became more prevalent and continued to worsen in early 2005. In 2005, the current year trend was negative and the trend for future years was negative and deteriorating.

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005

DRI GMNA Volume — Historical Analysis

	Actual	Forecast
	2002	2003			2004			2005	2006

	CY	CY	Q1	Q2	Q3	Q4	CY	CY	CY
July 2003 DRI	5,529	5,278	1,361	1,428	1,199	1,298	5,286	4,941	4,824
Actual	5,529	5,342	1,315	1,331	1,156	1,219	5,022	n/a	n/a
		1.2%	-3.4%	-6.8%	-3.6%	-6.0%	-5.0%
	Meeting expectations, Q1 lower than expectation, but no negative trend			Negative trend develops		Volumes continue to decline

	Actual	Forecast
	2003	2004			2005			2006	2007

	CY	CY	Q1	Q2	Q3	Q4	CY	CY	CY
July 2004 DRI	5,342	5,101	1,305	1,337	1,181	1,264	5,086	5,063	4,974
Actual	5,342	5,022	1,122	1,188	n/a	n/a	n/a	n/a	n/a
		-1.6%	-14.0%	-11.1%
			Volumes continue to decline

	Actual	Forecast
	2004	2005			2006			2007	2008

	CY	CY	Q1	Q2	Q3	Q4	CY	CY	CY
July 2005 DRI	5,022	4,592	1,155	1,201	1,057	1,131	4,544	4,438	4,401
							Volumes not coming back - no recovery
Conclusion:
 -At 12/2003 DRI indicated stable GMNA production for 2004 with modest decline in 2005/2006. GMNA had overproduced versus 2003 DRI. Accordingly, no reason to expect significant GMNA volume risk.
-During 2H 2004, GMNA production begins to weaken, although total production still exceeds 5.0 million units for CY 2004. DRI is projecting 2005/2006 production to be stable with 2004.
-In 1H 2005 GM management makes decision to reduce GMNA production to address market share decline. Reduces Q1 2005 production by 14% and Q2 by 11% versus DRI. GM revises CY 2005 GMNA production schedule to 4.5 M units — 10% below 2004 actual production and DRI.
-Post-mortem note: In July 2005, DRI reduces 2006 - 2008 GMNA production volumes to 4.5 M units or less.
Summary: Substantial decline in GMNA volumes, resulting in change in outlook for Delphi’s U.S. profitability began to occur in late 2004 and accelerated (and was confirmed) in early 2005.

Based upon the foregoing information, the Company’s conclusions which were reviewed and concurred with our independent auditors, Deloitte & Touche were as follows:
•	Prior to 2003, negative evidence, as defined by paragraph 23 of SFAS 109 was not present. Accordingly, a valuation allowance against Delphi’s US deferred tax assets was not required.

•	At December 31, 2003, Delphi had incurred U.S. cumulative losses over the past three years, but mainly because of restructuring charges. U.S. pre-tax income excluding restructuring charges was near break-even (pre-tax loss of $56 million). Furthermore, management expected taxable income in the U.S. to be near break-even in the early future years (2004-2005). Accordingly, a valuation allowance was established against deferred tax assets with carryforward expirations of 5 years or

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005

less but in management’s judgment it was still more likely than not that the remainder of the U.S. deferred tax assets were realizable as of December 31, 2003.

•	During the first half of 2004, GMNA actual production was close to budget and exceeded an annualized 5.0 million unit production level. In the third and fourth quarters of 2004, GM began to address levels of inventories on dealer lots by cutting back production. Furthermore, its market share decline began to accelerate. In the first and second quarters of 2005, GM market share declined significantly and actual production levels fell significantly (by over 10%) compared to previous forecasts. Based on this change in the outlook for the early future years and the amount of cumulative losses recognized in the past three years excluding non-recurring charges ($279 million cumulative loss for 2002-2004 excluding non-recurring charges), Delphi concluded that a 100% valuation allowance on the U.S. net deferred tax assets was required as of December 31, 2004.
Should you have any further comments or questions with respect to the foregoing, please do not hesitate to contact me directly (telephone (248) 813-2606).
Sincerely,
/s/ John D. Sheehan
John D. Sheehan
Acting Chief Financial Officer and
Chief Accounting Officer and Controller

cc:	Ms. Jean Yu, Staff Accountant
Ms. Lyn Shank, Assistant Chief Accountant
Deloitte & Touche LLP